

佳斌物流

SMART LOGISTICS GLOBAL

# Smart Logistics Global Limited

Free Writing Prospectus

Issuer Free Writing Prospectus dated September 19, 2025
Filed pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to preliminary prospectus dated September 8, 2025
Registration Statement (File No. 333-288664)

# Free Writing Prospectus Statement

SMART LOGISTICS GLOBAL

This free writing prospectus relates to the proposed initial public offering of ordinary shares of Smart Logistics Limited, a holding company incorporated in the Cayman Islands ("we," "us," "our," "SLG Cayman," or the "Company", and together with its subsidiaries, the "Group") and should be read together with the registration statement (the "Registration Statement") we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates and may be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1987189/000198718925000008/formf1a4.htm

The Registration Statement has not become effective yet. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

Alternatively, the representative of the underwriters in the offering will arrange to send you the prospectus if you contact Craft Capital Management LLC by email at info@craftcm.com.

# Forward-Looking Statements

SMART LOGISTICS GLOBAL

This presentation includes statements that are, or may be deemed, forward-looking terminology, including the terms “believes,” “estimates,” “expects,” “plans,” “may,” “could,” “might,” “will,” “should,” “approximately,” “potential,” or in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in several places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses, or current expectations concerning, among other things, the transportation industry in the PRC and the prospects of our business and operations.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operation, financial condition, liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the prospectus contained in our Registration Statement. In addition, even if our results of operation, financial conditions, liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statement that we make in this presentation specks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation.

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read carefully the factors described in the “Risk Factors” section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our business and forward-looking statements.

**Industry Data and Forecasts**

We obtained the industry, market and competitive position data in this presentation from industry and general publications and research, surveys and studies conducted by third parties. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

# Offering Summary

| | |
|---|---|
| **Issuer:** | Smart Logistics Global Limited |
| Proposed exchange and symbol: | Nasdaq Capital Market: SLGB |
| Offering size: | 1,000,000 Ordinary Shares (excluding 15% over-allotment option) |
| Offering price: | Between US$5 and US$6 per Ordinary Share |
| Offering type: | Initial Public Offering |
| Securities offered: | Ordinary Shares |
| Anticipated use of proceeds: | 50%: infrastructure investments – primarily to fund and complete the construction of the smart logistics park in Jiangxi province and to a lesser extent, to fund the expansion of certain FTL centres;<br>30%: working capital – to support the Group's cash flow position based on anticipated revenue growth from customers who pay in accordance with agreed-upon payment terms;<br>20%: research and development (R&D) – to fund R&D in technology and related investments and to continue to improve the Group's software system and proprietary technologies. |
| **Underwriters:** | Craft Capital Management LLC as representative and Revere Securities LLC as co-lead manager |

All terms stated herein are proposed terms. See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that actual outcomes and results will not differ materially from what is expressed, implied or forecast by our forward - looking statements herein. Investments may be speculative, illiquid and there is a total risk of loss.

# Company Overview

SLG Cayman is a well-established, reputable and innovative business-to-business contract logistics solution provider in the PRC focusing on industrial raw materials line-haul transportation business.

- we possess intelligence on the macro-logistics landscape of our targeted markets
- we offer our customers cost-efficient, flexible and reliable logistic solutions with optimized transportation methods and routes tailored to their varying needs



# Company Overview (cont'd)

SMART LOGISTICS GLOBAL

Our mission is to develop a road-transport smart logistics digital ecosystem through innovation, digital analytics and infrastructure establishment.

Our business model has the following characteristics:

- **We provide efficient logistics solutions for customers** - Unlike digital matching platform providers, we provide logistics solutions to shippers over the contracted period. We analyze the varying needs of our customers and offer comprehensive solutions comprising the selection of suitable trucks and transportation equipment for the job, the optimized cost- and time-saving routes and modes of transportation, among other things. We also offer payment terms to our customers.
- **We focus on digital analytics** – We possess intelligence on the macro-logistics landscape of our targeted markets. We have developed our Transportation Management System (TMS) which stores logistics data we gathered throughout our years of operation. Leveraging on our experience, it enables us to propose logistics solutions that give the shortest, fastest and/or most cost-efficient transportation method, mode and routes, to our customers.
- **We focus on infrastructure investment** – We invest in high-end digital road logistics infrastructure. Our business is supported by our 7 full-truck load centres strategically located in the PRC. They facilitate local logistics data feed and business development. We have also invested in a smart logistics park in Jiangxi, PRC with approximately 110,000 square meters in which we intend to develop facilities including smart warehouses, cold chain storages, packaging lines, parking spaces, data center, truck services bay and truckers accommodation spaces. We foresee that it can facilitate our business expansion.

# Company Overview (cont'd)

SMART LOGISTICS GLOBAL

The followings are milestones of our operation since our establishment in 2017:


AAAA
National Logistic
Enterprise in PRC
300+ cities
covered
54,000+ Routes
for contract logistics
140,000+
identified truckers
registered with our
services
100+ Mn Tons
Number of goods
transported
180+
customers for 2024
680+ Mn Km
distance covered
RMB678.2 Mn
2024 revenue
4.1%
2024 gross margin

# Our Corporate Structure



Mr. Hue Kwok Chiu
-Direct equity interest
100%
ASL Ventures Limited
(BVI)
100%
Smart Logistics Global Limited
(Cayman Islands)
100%
Amelia Global Limited
(BVI)
100%
Jiabin Logistics Network Limited
(Hong Kong)
Outside Mainland China
100%
Inside Mainland China
Jiangxi Jiabin Logistics Network Limited
(PRC)
100%
100%
Fuzhou Jiabin Modern Logistics Park Limited
(PRC)
Fuzhou Feiyi Vehicle Services Limited
(PRC)

# Our Competitive Strengths

1. ***We are an established and reputable contract logistics solution provider with national recognition and recognition from well-known enterprises***
   - We have become an established reputable contract logistics solution provider in the PRC
   - We are one of the first group of foreign-owned enterprise to receive an online logistics platform recognition in the PRC, National AAAA Logistics Enterprise, evaluated by China Federation of Logistics and Procurement
   - Our customer-centric approach is a key component of our success. We provide customized solutions to customers such as modifying packaging bags to suit standard truckload sizes, resulting in significant cost savings for our customers
   - We also select customized trucks that are specifically designed to transport different types of cargo, such as heavy-duty freight like steel and coal
   - We also endeavour to maintain satisfactory compliance standard during the provision of our contract logistics services. Our logistics solutions are well managed, with proper document record trail and allow examination of records by customer and government regulators when needed

# Our Competitive Strengths (cont'd)

SMART LOGISTICS GLOBAL

## 2. *We have a proven scalable business model as illustrated with our rapid growth and robust financial results*

- Established in May 2017, we have grown rapidly and have successfully reached a considerable scale across different regions in China while enjoying robust financial results
- Our total revenue was approximately RMB678.2 million (USD92.9 million) and approximately RMB706.7 million (USD99.5 million) for the years ended December 31, 2024 and 2023, respectively
- Our operation model is scalable through opening more FTL centres to increase regional coverage and by replicating our smart logistics park to more regional zones

# Our Competitive Strengths (cont'd)

SMART LOGISTICS GLOBAL

3. ***Proprietary data analytics ability plus established logistics network***
   - We accumulate large amounts of applicable data from our day-to-day operations through FTL centres and users' interactions in our software system
   - We also have over 140,000 truckers who are registered with updated information on our proprietary database
   - Our intelligence on macro-logistics landscape of our targeted markets enables us to provide optimized logistics solutions to customers and improve logistics efficiency
   - Our smart logistics park is equipped with cutting edge technologies such as 5G network and will combine pallet storage with cloud technologies when fully completed. Our FTL centres also provide us with on the ground market intelligence. Our network helps us source new customers, serve as existing customer relationship frontier and truckers' real-time support centre

# Our Competitive Strengths (cont'd)

SMART LOGISTICS GLOBAL

4. ***Long-Standing Relationship with Our Sizeable Customers***
   - We have been able to maintain stable business relationships with our major customers, including large manufacturers in the PRC
   - We strategically aim at serving customers in four major sectors, namely paper, steel, coal and food, as we believe these are core sectors driving the PRC economies and are relatively immune to cyclical economic changes
   - We offer customers compelling value propositions, which we believe make us their preferred logistics service provider
5. ***Experienced and Motivated Management Team***
   - We believe that the extensive industry expertise and experience of our management team is essential to our success
   - Mr. Hue, our founder, chairman and CEO, has over 25 years of management and entrepreneurship experience. He has profound understanding of manufacturing and logistics industry in PRC
   - Mr. Lo, our CFO, has extensive experience in financial planning, financial reporting and internal controls.
   - Our other senior management members have over 10 years of experience in the transportation industry in the PRC

# Our customers

**Our main customers from major sectors include:**

In the paper manufacturing industry:

- Lee & Man Paper Manufacturing Ltd (listed on the Stock Exchange of Hong Kong)

In the food industry:

- China Starch Holdings Limited (listed on the Stock Exchange of Hong Kong)

In the coal and steel industry:

- major trading enterprises located in Southwest and Northeast part of China

# Our strategy



- Scale up by growing our customer base and customer mix
- Invest in infrastructure to develop our logistic hubs
- Expand into the LTL market sector
- Expand our value-added services in our smart logistics parks and further diversifying our revenue stream
- Continue to invest in technological innovation

SMART LOGISTICS GLOBAL

***Overview of China's Road Freight Transportation Market***

China possesses a large road freight transportation market. In terms of freight volume, it amounted to 401,880 million tons in 2024 and in terms of freight volume turnover, it had 7,684,800 million tons km in 2024.

Amongst the various modes of freight transportation in China, we believe road freight transportation is by far the most common and most preferred mode of transportation. The main market participants in road freight transportation industry comprise shippers, truckers, third party freight brokers, matching platform providers and other ecosystem service partners.

Source: Statistical Bulletin on the Development of the Transportation Industry in 2024, June 12, 2025, https://www.gov.cn/lianbo/bumen/202506/content_7027415.htm

SMART LOGISTICS GLOBAL

### *Road freight routes*

At the end of 2024, the total mileage of national highways was 5,490,400 kilometers, an increase of 53,500 kilometers over the end of the previous year.

Total mileage of national highways from 2020 to the end of


600
500
400
300
200
100
0
519.81
528.07
535.48
543.68
549.04
2020
2021
2022
2023
2024

Source: Statistical Bulletin on the Development of the Transportation Industry in 2024, June 12, 2025, https://www.gov.cn/lianbo/bumen/202506/content_7027415.htm

### *Road freight logistics services*

In 2024, the total commercial freight volume was 56.875 billion tons, represented an increase of 3.9% from 2023, and the cargo turnover was 25,448.6 billion ton-kilometers, represented an increase of 5.7% from 2023.

The 2024 annual commercial freight volume by road was 41.880 billion tons, represented an increase of 3.8% over the previous year, and the cargo turnover by road was 7,684.8 billion ton-kilometers, represented an increase of 3.9%.

### *Future Trends in China's Road Freight Transportation Market*

- Implementation of smart technologies in transportation vehicles
- Transitioning of transportation vehicles to NEV vehicles
- Increased consolidation in ownership of transportation vehicles


Civil Aviation 0.02%
Water 17.2%
Rail 9.1%
Road 73.6%

**Commercial freight volume composition by modes of transport in 2024**

Source: Statistical Bulletin on the Development of the Transportation Industry in 2024, June 12, 2025, https://www.gov.cn/lianbo/bumen/202506/content_7027415.htm

# Industry Overview (cont'd)

SMART LOGISTICS GLOBAL

## *Contract Logistics Industry in China*

Contract Logistics refers to logistics service providers utilizing their integrated social resources to enter into fixed contracts with its customers to provide logistics services and to meet any comprehensive logistics needs. Contract logistics, for the most part, provides personalized services to clients.

**Major drivers of the Contract Logistics Industry:**

- Infrastructure development and extension of road networks
- Increased emphasis on cost saving
- Favorable Policies

**Future Trends of Contract Logistics Industry**

- Increasing demand for transportation resources management
- Further digitization and application of technology
- The organization of logistics facilities

# Our Management

SMART LOGISTICS GLOBAL

**Hue Kwok Chiu**

**Director, Chief Executive Officer, and Chairman of the Board**

Hue Kwok Chiu (許國釗), the founder of our Company, has served as the Company's director since October 2020 and the Company's Chief Executive Officer since October 2024. Mr. Hue received his Bachelor's degree in social science from the University of Hong Kong in 1989. Mr. Hue has over 26 years of experience in business management. He founded our business in July 2017 and has been managing our business since then. Since June 2023, Mr. Hue has been the chief executive officer of Jiabin HK, our wholly-owned subsidiary and predecessor prior to the Reorganization. Until Mr. Lo's appointment as the chief financial officer of Jiabin HK in January 2024, Mr. Hue also served as the Acting Chief Financial Officer of Jiabin HK. Since December 2013, Mr. Hue has served as the chairman of the board of directors of e Lighting Group Holdings Limited (Stock Code: 8222), a company listed on GEM of the Hong Kong Stock Exchange, and is engaged in the sale of lighting products and designer furniture. He is also a director of a number of private companies. We believe that Mr. Hue is qualified to serve as a member of our board of directors based on his profound understanding of manufacturing and logistics industry in the PRC.

**Lo Tai On**

**Director, Chief Financial Officer**

Lo Tai On (勞大安) has served as the Company's Chief Financial Officer since January 2024 and the Company's director since October 2024. Since January 2024, Mr. Lo served as the chief financial officer of Jiabin HK, our wholly-owned subsidiary and predecessor prior to the Reorganization. Mr. Lo is a fellow of the Association of Chartered Certified Accountants in the United Kingdom and an associate member of the Hong Kong Institute of Certified Public Accountant. Mr. Lo was the director of corporate of finance of Macau Legend Development Ltd from January 2022 to June 2023. From May 2019 to January 2022, he was the vice president of finance of Tak Chun Group. From June 2015 to April 2019, he was the director of finance of Early Light Industrial Co., Ltd. Mr. Lo received his Bachelor's degree in social science from the University of Hong Kong in 1989 and his MBA from the University of Manchester in 2004. Mr. Lo also has extensive experience in financial planning, financial reporting and internal controls.

# Our Management (cont'd)

SMART LOGISTICS GLOBAL

**Law Kwun Ting**

**Chief Operating Officer of Jiabin HK**

Law Kwun Ting (羅冠廷) has served as the chief operation officer of Jiabin HK, our wholly-owned subsidiary and predecessor prior to the Reorganization, since May 2018. Mr. Law has over 21 years of experience in business management. Mr. Law received his Bachelor of Arts degree from the University of Hong Kong in 1996.

**Wong Fu Lam "Derek"**

**Chief Technology Officer of Jiabin HK**

Wong Fu Lam "Derek" (黃富林) has served as chief technology officer of Jiabin HK, our wholly-owned subsidiary and predecessor prior to the Reorganization, since May 2020. Mr. Wong co-founded Assetonchain Technology Limited, a fintech company utilizing blockchain technology in October 2017 and worked there until December 2021. Mr. Wong has over 21years of experience in technology development and operation. Mr. Wong received his Bachelor's degree in electronic engineering and his Master of Business Administration from City University of Hong Kong in 1988 and 2000, respectively.

# Our Management (cont'd)

SMART LOGISTICS GLOBAL

| | |
|---|---|
| **Hung Kam Wing "Timmy"**<br><br>**Independent Director** | Hung Kam Wing "Timmy" (洪錦榮) began serving as our independent director since December 2024 and is the chairman of the Compensation Committee. Mr. Hung is a fellow member of the Institute of Chartered Accountants in England and Wales and an associate member of the Hong Kong Institute of Certified Public Accountants. Over the past 25-plus years, Mr. Hung has held senior positions, including Chief Financial Officer, Chief Operating Officer, and Company Secretary, at multiple listed entities. In August 2021, Mr. Hung joined Kin Yat Holdings Limited ("Kin Yat") (HKEX: 0638), an industrial corporation listed on the Hong Kong Stock Exchange's Main Board, as Group Financial Controller and was appointed Company Secretary in October 2021. Kin Yat was privatized by its controlling shareholder in late August 2024. From April 2018 to April 2021, Mr. Hung was a director of Securities Operations of One Platform Securities limited, a wholly-owned subsidiary of Convoy Global Holdings Limited (HKEX: 1019). He obtained his Master of Science in Finance from the National University of Ireland in 2002 and his bachelor degree of social sciences from the University of Hong Kong in 1989. He has extensive experiences in finance, auditing, accounting, risk and corporate management, and company secretarial areas, among others. |
| **Ng Man Li**<br><br>**Independent Director** | Ng Man Li (吳文理) began serving as our independent director since December 2024 and is the chairman of the Audit Committee. Mr. Ng is an associate member of the Association of Chartered Certified Accountants in the United Kingdom, and a practising member of the Hong Kong Institute of Certified Public Accountants. Since January 2011, Mr. Ng has served as a Partner of Lo and Kwong C.P.A. Company Limited. Mr. Ng was an independent non-executive director of Golden Faith Group Holdings Limited (HKEX: 2863) from April 2021 to October 2023. He was also an independent non-executive director of Super Strong Holdings Limited (HKEX: 8262) from April 2020 to October 2023 and was re-designated to an Executive Director from November 2023 to April 2024. Mr. Ng received his Bachelor's degree in social science from the University of Hong Kong. Mr. Ng has extensive experience in auditing, accounting and taxation work. |
| **Chung Wai Man**<br><br>**Independent Director** | Chung Wai Man (鍾偉文) began serving as our independent director since December 2024 and is the chairman of the Nomination Committee. Mr. Chung has been an associate member of the Hong Kong Institute of Certified Public Accountants since April 1995 and a fellow of the Association of Chartered Certified Accountants in the United Kingdom since November 1999. Mr. Chung has served as an independent non-executive director of Net Pacific Financial Holdings Limited (listed on the Singapore Exchange Limited (stock code: 5QY)) since June 2018, E Lighting Group Holdings Limited (listed on the Hong Kong Stock Exchange (stock code: 8222)) since September 2014, Shandong Fengxiang Co., Ltd (listed on the Hong Kong Stock Exchange (stock code: 9977)) since August 2019, Shanghai MicroPort MedBot (Group) Co., Ltd. (listed on the Hong Kong Stock Exchange (stock code: 2252)) since July 2024 and Zhongmiao Holdings (Qingdao) Co., Ltd. (listed on the Hong Kong Stock Exchange (stock code: 1471)) since August 2024. Mr. Chung obtained a Master Degree of Arts in International Business Management from the City University of Hong Kong in November 1998 and a bachelor degree of social sciences from the University of Hong Kong in 1989. |

# Financial highlights

SMART LOGISTICS GLOBAL


Revenue
800,000,000
700,000,000
600,000,000
500,000,000
400,000,000
300,000,000
200,000,000
100,000,000
0
FY2023
FY2024

| | FY2023 | FY2024 |
|---|---|---|
| RMB: | 706.7M | 678.2M |
| US$: | 99.5M | 92.9M |


Incomes
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Income from operations
Net income
FY2023
FY2024

| | Income from operations FY2023 | Income from operations FY2024 | Net income FY2023 | Net income FY2024 |
|---|---|---|---|---|
| RMB: | 10.8M | 11.4M | 9.4M | 8.7M |
| US$: | 1.5M | 1.6M | 1.3M | 1.2M |

# Contact us

Our underwriters:

**Craft Capital Management LLC (as representative)**

Email: info@craftcm.com

Address:
377 Oak St, Lower Concourse, Garden City, NY 11530